

June 7, 2011

Howard A. Willard III- Executive Vice President and Chief Financial Officer
Altria Group, Inc.
6601 West Broad Street
Richmond, VA 23230

     Re: **Altria Group, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed February 25, 2011
            Definite Proxy Statement on Schedule 14A
            Filed April 8, 2011
            File No. 001-08940

Dear Mr. Willard III:

We have reviewed your response letter dated May 5, 2011 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements, page 25

Note 16. Income Taxes, page 39

1.   You indicate that you considered the rulings of the United States District Court for the Southern District of New York (the "District Court") when arriving at the conclusion that it is more likely than not that the United States Court of Appeals for the Second Circuit will reverse the ruling of the District Court. In this regard, please tell us how you considered the rulings of the United States District Court when arriving at your conclusion. In particular, provide us with substantive details regarding your assumptions about (i) the specific

characteristics of PMCC's LILO and SILO transactions, (ii) the technical merits of Altria's tax position on the LILO and SILO transactions and (iii) controlling legal authorities and how such assumptions support management's more likely than not assertion regarding this uncertain tax position. In addition, please tell us how you determined that the $900 million tax benefit for the 2004-2010 audit years is recoverable, and how such benefit is different from prior disallowed benefits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or Julie Rizzo at (202) 551-3574 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief